Exhibit 99.1

IAMGOLD delivers solid operating results in 2015

 UNVEILS ROBUST MINE PLANS AND BEGINS 2016 WITH ~$0.7 B IN CASH AND BULLION

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the annual Management Discussion and Analysis (MD&A) and Audited Consolidated
Financial Statements as at December 31, 2015 for more information.

TORONTO, Feb. 17, 2016 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports its consolidated financial and operating results for the quarter and year ended December 31, 2015.

IAMGOLD's President and CEO, Steve Letwin, said, "Our performance was strong in 2015. Essakane had another record year. We met overall guidance, improved our cost structure, and maintained a strong balance sheet. The industry continues to operate against a backdrop of economic uncertainty, yet IAMGOLD has shown that it can optimize performance under tough conditions. We are confident that we can build on these achievements and have lowered our cost guidance for the second year in a row.

"Our mine plans, recast for the current gold price environment, are robust." continued Mr. Letwin. "At Rosebel and Essakane we're taking advantage of opportunities to improve operational returns in 2016, and are targeting soft rock resources in the surrounding areas with the potential to extend mine life. At Westwood, we will be focused on underground development to expand the mining areas as we ramp up production over the next four years. Our expectation for Westwood is a low-cost, high grade mine with a minimum 20-year mine life. We're seeing positive developments from our portfolio of exploration projects, including a 27% increase in indicated resources at Boto and an initial resource estimate for the Diakha prospect in Mali. We remain tied to a strategy of cost reduction and disciplined investments aimed at improving margins and delivering higher economic returns."

2015 Highlights

•	Attributable gold production of 806,000 oz exceeded mid-point of guidance range.
•	All-in sustaining costs[1] of $1,118/oz were within guidance and would have been $61 per ounce lower excluding the impact of realized hedge and non-hedge derivative losses ($63/oz) and the purchase of assets held under finance leases at Rosebel ($33/oz), partially offset by normalization of Westwood's costs following the interruption in production ($35/oz).
•	Capital expenditures of $243.6 million, 13% lower than capital expenditures on gold assets in 2014.
•	With no impact on cash, an after-tax impairment charge of $580 million was recorded in the fourth quarter relating to the Côté Gold project and the Westwood mine. For impairment testing purposes, we used a gold price assumption of $1,100 per ounce for 2016 and a long-term gold price assumption of $1,200 per ounce. In 2014, we used $1,250 per ounce for 2015 and $1,300 per ounce long-term.
•	Cash, cash equivalents, restricted cash and gold bullion (at market value) of $691.3 million at December 31, 2015 compared to $321.0 million at December 31, 2014.
•	Significant progress on development and remediation activities at Westwood.
•	Continued focus on cost reductions, including a reduction in Rosebel's employee base.
•	Record year for Essakane, with production up 15% in 2015; Falagountou indicated resource increased by 84%.

Subsequent to Year End

•	January 19, 2016 - announced updated life-of-mine plans for Westwood, Rosebel and Essakane.
•	February 1, 2016 - entered into a four-year $250 million revolving credit facility, comprising a $100 million fully committed secured facility plus an option to add a further $150 million.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended December 31,		Years ended December 31,
Financial Results ($ millions, except where noted)	2015	2014	2015	2014
Continuing Operations
Revenues	$238.2	$272.5	$917.0	$1,007.9
Cost of sales	$283.5	$239.5	$971.6	$892.9
Earnings (loss) from operations[1]	$(45.3)	$33.0	$(54.6)	$115.0
Net loss including discontinued operations attributable to equity holders of IAMGOLD	$(675.9)	$(122.0)	$(755.3)	$(206.8)
Net loss including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(1.73)	$(0.32)	$(1.93)	$(0.55)
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$(62.8)	$10.2	$(167.2)	$32.8
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$(0.16)	$0.03	$(0.43)	$0.08
Net cash from (used in) operating activities including discontinued operations[2]	$(45.5)	$72.0	$26.0	$312.2
Net cash from (used in) operating activities before changes in working capital including discontinued operations[1,2]	$(68.1)	$93.7	$67.2	$317.3
Net cash from (used in) operating activities before changes in working capital including discontinued operations ($/share)[1]	$(0.17)	$0.25	$0.17	$0.84
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$26.7	$41.8	$62.7
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$0.07	$0.11	$0.17
Key Operating Statistics
Gold sales – attributable (000s oz)	219	234	808	835
Gold production – attributable[3] (000s oz)	199	241	806	834
Average realized gold price[1] ($/oz)	$1,101	$1,201	$1,158	$1,259
Total cash costs[1,3] ($/oz)	$825	$788	$835	$848
Gold margin[1] ($/oz)	$276	$413	$323	$411
All-in sustaining costs[1] ($/oz)	$1,202	$1,021	$1,118	$1,101

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	Includes the impact of the early termination of derivative contracts in the fourth quarter and year ended 2015 of $72.5 million.
[3]	Attributable gold production and Total cash costs exclude Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.

Non-Cash Impairment Charge

In the fourth quarter 2015, we recorded a non-cash after-tax impairment charge of $580 million relating to the Côté Gold project and the Westwood mine. For impairment testing purposes, we used a gold price assumption of $1,100 per ounce for 2016 and a long-term gold price assumption of $1,200 per ounce. In 2014, we used $1,250 per ounce for 2015 and $1,300 per ounce long-term. After-tax impairment charges of $400 million against the carrying amount of Côté Gold's exploration and evaluation assets and $180 million against the carrying amount of Westwood's property, plant and equipment were recorded. Refer to the Financial Condition section of the annual MD&A for further information on impairments.

FULL-YEAR AND FOURTH QUARTER 2015 HIGHLIGHTS

Financial Performance

•	Revenues from continuing operations for 2015 were $917.0 million, down 9% from the prior year. The decrease was primarily the result of a lower realized gold price ($78.8 million), lower sales volume at Rosebel ($59.8 million), the closure of Mouska in 2014 ($21.0 million) and lower royalties following the sale of the Diavik royalty asset ($8.2 million), partially offset by higher gold sales at Essakane ($76.9 million). Revenues from continuing operations for the fourth quarter 2015 were $238.2 million, down 13% from the same prior year period mainly due to lower sales volume and lower realized gold prices.
•	Cost of sales from continuing operations for 2015 were $971.6 million, up 9% from the prior year. The increase was the result of higher depreciation expense ($55.9 million) and higher operating costs ($28.9 million), partially offset by lower royalties due to a lower realized gold price ($6.1 million). Operating costs were higher primarily due to the commencement of commercial production at Westwood in the third quarter 2014 and the write-down of inventories, partially offset by lower fuel prices, a stronger U.S. dollar relative to the Euro and the Canadian dollar, and lower cost of consumables. Cost of sales for the fourth quarter 2015 were $283.5 million, up 18% from the same prior year period. The increase was the result of higher depreciation expense ($6.9 million) and higher operating costs ($37.8 million), partially offset by lower royalties due to a lower realized gold price ($0.7 million). Operating costs were higher primarily due to higher sales volume at Essakane and the write-down of inventories, partially offset by lower fuel prices, a stronger U.S. dollar relative to the Euro and the Canadian dollar, lower cost of consumables and lower sales as a result of the production interruption at Westwood.
•	Depreciation expense from continuing operations for 2015 was $260.9 million, up 27% from the prior year. The increase was primarily the result of a full year of straight-line depreciation at Westwood compared to six months in 2014, higher production at Essakane and higher amortization of capitalized waste stripping. Depreciation expense for the fourth quarter 2015 was $63.9 million, up 12% from the same prior year period primarily due to higher amortization of capitalized waste stripping.
•	Income tax expense for the year was $11.5 million, which comprised a current income tax expense of $30.4 million and a non-cash deferred tax recovery of $18.9 million. With losses from consolidated continuing operations prior to income taxes for the year, it would have been reasonable to expect an income tax benefit rather than an income tax expense. However, we have not recognized a tax benefit on losses generated by certain entities within the consolidated group given their recent history of losses, which resulted in the criteria for the recognition of tax benefits not being met. This resulted in a lower non-cash deferred tax recovery being realized in the period than otherwise anticipated.
•	The impairment charge against the Westwood mine recognized during the year resulted in a non-cash deferred tax recovery of $29.1 million for Quebec Mining Tax purposes. However, this was partially offset by the net non-cash deferred tax expense of $10.2 million which related primarily to the strengthening of the U.S. dollar which reduced the tax basis of mining assets in foreign jurisdictions.
•	Net loss from continuing operations attributable to equity holders for 2015 was $797.1 million or $2.04 per share, compared to $269.5 million in the prior year. The increase was mainly due to the pre-tax impairment charge ($621.3 million) and lower revenues and cost of sales as noted above, partially offset by lower income tax expense ($106.4 million), lower changes in estimates of asset retirement obligations for closed sites ($45.1 million), gain on the sale of the Diavik royalty asset ($43.5 million), higher share of net earnings from investments in associates and joint ventures ($35.9 million) and lower exploration expense ($12.0 million). Net loss from continuing operations attributable to equity holders for the fourth quarter 2015 was $675.9 million, up from $148.7 million in the same prior year period, mainly due to the factors explaining the year-over-year variance.
•	Net earnings for Niobec were presented separately as Net earnings from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations for 2015 were $41.8 million including the gain on the sale of $39.0 million, down $20.9 million from the prior year due to the sale of Niobec in the first quarter 2015.
•	Adjusted net loss including discontinued operations attributable to equity holders[1] for 2015 was $167.2 million ($0.43 per share1), down from adjusted net earnings of $32.8 million ($0.08 per share1) for the prior year. Adjusted net loss including discontinued operations attributable to equity holders[1] for the fourth quarter 2015 was $62.8 million ($0.16 per share1), down from adjusted net earnings of $10.2 million ($0.03 per share1) for the prior year.
•	Net cash from operating activities including discontinued operations for 2015 was $26.0 million, down $286.2 million from the prior year. The decrease was mainly due to lower earnings from operations ($160.8 million), higher net settlement of derivatives including the early termination of derivative contracts ($122.2 million), and lower payables ($28.3 million), partially offset by lower income tax paid ($27.1 million).
•	Net cash from operating activities before changes in working capital[1] including discontinued operations for 2015 was $67.2 million ($0.17 per share1), down $250.1 million ($0.67 per share1) from the prior year. Net cash used in operating activities before changes in working capital[1] including discontinued operations for the fourth quarter 2015 was $68.1 million ($0.17 per share1), up $161.8 million ($0.42 per share1) from the same prior year period. Included in net cash from (used in) operating activities before changes in working capital[1] including discontinued operations in the fourth quarter and year ended 2015 was the early termination of derivative contracts of $72.5 million.

Financial Position

•	Cash and cash equivalents, restricted cash and gold bullion (at market value) were $691.3 million at December 31, 2015, up $370.3 million from December 31, 2014. The increase was mainly due to net proceeds from the sale of Niobec ($491.2 million), draw-down on the credit facility ($70.0 million), cash proceeds from the sale of the Diavik royalty asset ($52.5 million), proceeds from the issuance of flow-through shares ($43 million) and cash generated from operating activities ($26.0 million), partially offset by spending on property, plant and equipment and exploration and evaluation assets
($200.7 million), interest paid ($45.4 million), purchase of assets held under finance leases ($28.3 million), decrease in the market value of gold bullion ($19.2 million) and purchase of long-term debt ($11.5 million).
•	In 2015, we issued 15.8 million flow through common shares for proceeds of $43 million. The issuance of flow through shares effectively transfers the tax deduction of exploration and project development expenses in Canada to the purchaser of the flow through shares. Flow through shares are designed to provide an incentive for financing qualifying exploration and development ventures in Canada. These transactions allow us to fund previously planned expenditures without reducing our liquidity. The flow-through common shares were primarily issued to fund development expenditures on the Westwood mine in Quebec.

Production and Costs

•	Attributable gold production, inclusive of joint venture operations, for 2015 was 806,000 ounces, down 38,000 ounces from the prior year. The decrease was due to lower grades at Rosebel (38,000 ounces), lower production at Westwood following the production interruption in May 2015 (20,000 ounces), lower grades at Sadiola (15,000 ounces), closure of Mouska (12,000 ounces) and closure of Yatela (4,000 ounces), partially offset by record high production at Essakane (51,000 ounces) driven by higher grades. Attributable production, inclusive of joint venture operations, for the fourth quarter 2015, was down 42,000 ounces or 17% from the same prior year period mainly due to the reasons noted above, in addition to a work stoppage at Rosebel in December 2015.
•	Attributable gold sales, inclusive of joint venture operations, for 2015 were 808,000 ounces, which was higher than attributable gold production of 806,000 ounces primarily due to the draw-down of gold doré inventory at Westwood.
•	Total cash costs for 2015 were $835 per ounce produced, down 2% from the prior year. The decrease was mainly due to higher production at Essakane, lower fuel prices and a stronger U.S. dollar relative to the Euro and the Canadian dollar, partially offset by higher realized hedge and non-hedge derivative losses, lower grades at Rosebel and Sadiola, and lower production at Westwood. Total cash costs for the fourth quarter 2015 were $825 per ounce, up 5% from the same prior year period, mainly due to lower production at Rosebel, partially offset by lower fuel prices and consumable costs, a stronger U.S. dollar and higher production at Essakane.
•	All-in sustaining costs for 2015 were $1,118 per ounce sold, up 2% from the prior year. The increase was primarily due to lower sales and higher sustaining capital. All-in-sustaining costs for the fourth quarter 2015 were $1,202 per ounce sold, up 18% from the same prior year period primarily due to higher cash costs and an increase in sustaining capital. All-in sustaining costs in 2015 included:
•	Purchase of assets held under finance leases ($28.3 million) at Rosebel in the fourth quarter, which increased all-in sustaining costs at the consolidated level by $123 an ounce in the fourth quarter and by $33 per ounce for the full year.
•	Realized hedge (currency) and non-hedge derivative (fuel) losses, which increased all-in sustaining costs by $63 per ounce for the full year ($nil for 2014) and $59 per ounce ($nil for Q4/14) for the fourth quarter.
•	Normalization of Westwood's costs by $28.2 million for the full year and $7.8 million in the fourth quarter due to the production interruption, which reduced all-in sustaining costs at the consolidated level by $35 per ounce for the full year and $36 per ounce for the fourth quarter.

Fuel Hedges  [Refer to the annual MD&A for further details]

Fuel oil and diesel are key inputs in extracting ore and, in some cases, wholly or partially powering operations. To limit the impact of fluctuations in crude prices we entered into derivative contracts at the beginning of 2015 to hedge a portion of anticipated diesel and fuel oil consumption at the Rosebel and Essakane mines up to 2017. However, the subsequent sharp decline in the price of crude oil throughout 2015 resulted in realized losses on the hedged portion of our 2015 anticipated fuel purchases. In the fourth quarter 2015, we terminated the hedges for 2016 and 2017, resulting in a net loss on the settlement of these contracts, and entered into new contracts for approximately 75% of anticipated consumption for 2016 and approximately 62% of anticipated consumption for 2017. The new contracts qualify for hedge accounting resulting in future changes in the fair values to be recorded in Other comprehensive income. The total net loss on the crude oil derivatives was $43.7 million for the year.

Commitment to Zero Harm Continues

•	The frequency of all types of serious injuries (measured as DART rate2), an important health and safety measure, was 0.67 in 2015, which was in line with the target of 0.69 and 0.66 in 2014.
•	Our Rosebel, Essakane and Westwood mines were awarded the prestigious Towards Sustainable Mining ("TSM") Leadership Award for 2015 by the Mining Association of Canada, This is the first time that mines outside Canada have been eligible for the TSM Leadership Award. Essakane and Rosebel were respectively the only winners in Africa and South America.

2016 GUIDANCE

On January 19, 2016 we announced our guidance for gold production, total cash costs and all-in sustaining costs, and capital and exploration expenditures. Refer to the January 19, 2016 news release and annual MD&A for more detail.

Attributable Gold Production - 770,000 to 800,000 ounces

Total Cash Costs - $775 to $815 an ounce

All-in Sustaining Costs - $1,000 to $1,100 an ounce

Capital Expenditures - $250 million ±10%, of which $155 million is sustaining capital and $95 million development capital. The development capital is mainly for underground development at Westwood as well as a secondary crusher installation at Rosebel. Capitalized stripping at Essakane and Rosebel accounts for 37% of the sustaining capital.

Exploration - $47 million, of which $18 million will be capitalized and is included in the $250 million of anticipated capital expenditures for 2016.

Depreciation - Depreciation expense for 2016 is expected to range between $260 and $270 million, compared to $261 million for 2015. The expected increase is the result of lower reserves and higher amortization of capitalized waste stripping at Rosebel and the timing of capital additions, partially offset by higher reserves at Essakane.

Cash Taxes - We expect to pay cash taxes in the range of $15.0 million to $20.0 million for 2016. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended December 31,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	70	94	$812	$678	$1,420	$916
Essakane (90%)	98	89	802	828	1,024	955
Westwood (100%)	13	35	995	845	1,265	1,119
	181	218	820	766	1,218	1,001
Joint ventures
Sadiola (41%)	16	20	866	931	1,010	1,100
Yatela (40%)	2	3	998	1,532	1,386	1,954
	18	23	877	995	1,043	1,199
Total Operations	199	241	$825	$788	$1,202	$1,021
Cash costs, excluding royalties			771	738
Royalties			54	50
Total cash costs[1]			$825	$788
All-in sustaining costs[1]					$1,202	$1,021

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Years ended December 31,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	287	325	$849	$804	$1,165	$1,045
Essakane (90%)	383	332	808	852	1,010	1,060
Westwood (100%)[3]	60	82	1,001	768	1,292	955
	730	739	840	822	1,145	1,090
Joint ventures
Sadiola (41%)	69	84	769	985	839	1,083
Yatela (40%)	7	11	974	1,590	1,104	1,929
	76	95	787	1,055	862	1,182
Total commercial operations	806	834	$835	$848	$1,118	$1,101
Westwood (100%)	—	10	—	—	—	—
Total Operations	806	844	$835	$848	$1,118	$1,101
Cash costs, excluding royalties			784	790
Royalties			51	58
Total cash costs[1,2]			$835	$848
All-in sustaining costs[1]					$1,118	$1,101

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[2]	The total cash costs computation excludes Westwood pre-commercial production for the years ended December 31, 2014 of 10.000 ounces.
[3]	Amounts for 2014 include the Mouska mine, which was closed in the third quarter 2014.

OPERATIONS ANALYSIS BY MINE SITE
(Refer to the annual MD&A for further details.)

WESTWOOD MINE – CANADA (IAMGOLD Interest – 100%)

Gold production for the fourth quarter and year ended 2015 was 13,000 and 60,000 ounces, respectively, compared to 35,000 and 70,000 ounces in the same prior year periods. Production was lower than the prior year as a result of the production interruption in May 2015 following the seismic event.

Subsequent to the production interruption, we completed a thorough review to investigate the cause of the seismic event, and to develop the plan forward. During the review, mining activity outside of the affected zone was undertaken at a moderate pace and many mining employees were diverted from stoping activities to development activities. This contributed to production in 2015 being lower than 2014.

To normalize for the amount of fixed overhead on a per unit basis, as a consequence of abnormally low production, in accordance with International Financial Reporting Standards we reduced the costs attributed to inventory by $7.8 million for the fourth quarter and $28.2 million for the full year. As a result, cash costs per ounce were reduced by $586 for the fourth quarter and by $471 for the full year. All-in sustaining costs per ounce were reduced by $826 for the fourth quarter and by $436 for the full year. Therefore, on a normalized basis, total cash costs per ounce produced were $995 for the fourth quarter and $1,001 for the full year.  All-in sustaining costs per ounce sold were $1,265 for the fourth quarter and $1,292 for the full year.

2016 Outlook
Westwood is expected to produce between 50,000 and 60,000 ounces of gold in 2016. Following the production interruption in 2015 and based on the revised life-of-mine plan, 2016 efforts will be focused on underground development to expand the number of mining areas and on remedial work in the zone affected by the seismic event, which is an area accounting for only 6-7% of Westwood's resources, and on development activities providing access to production blocks for future years. Throughout 2016, the mill will operate on a reduced schedule due to the low level of ore mining, with ramp-up to full capacity over the next four years. We expect to complete approximately 22 km of lateral development and 2 km of vertical development in 2016. Cost improvement initiatives are focused on improving development productivity.

We expect to continue normalizing all-in sustaining costs for Westwood in 2016 on a similar basis as in 2015.

ROSEBEL MINE – SURINAME (IAMGOLD interest – 95%)

Rosebel produced 70,000 attributable ounces of gold in the fourth quarter, bringing full year production to 287,000 ounces. Production was below that of the previous year due to lower mill throughput and lower grades resulting from pit sequencing. Mill throughput during the fourth quarter was impacted by an 11 day work stoppage in December. In addition, mill throughput for the quarter and the year was impacted by a decrease in the proportion of soft rock.

Total cash costs per ounce produced of $812 for the fourth quarter and $849 for the full year were 20% and 6% higher than the same periods in the previous year respectively, due to lower production and higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by lower fuel prices.

All-in sustaining costs per ounce sold of $1,420 for the fourth quarter and $1,165 for the full year reflect the significant impact from purchases of assets held under finance leases and higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by lower fuel prices during the fourth quarter 2015. Excluding the impact of the purchase of assets held under finance leases ($382 and $94 per ounce sold for the fourth quarter and year ended 2015) and the realized hedge and non-hedge derivative losses relating to 2015 ($58 and $46 per ounce sold for the fourth quarter and year ended 2015), all-in sustaining costs per ounce were $980 for the fourth quarter and $1,025 for the full year.

2016 Outlook
Rosebel is expected to produce between 285,000 and 295,000 attributable ounces of gold in 2016. Mill throughput is expected to be lower in 2016 as the proportion of hard rock milled continues to increase. The decrease in throughput will be offset by grade improvements.  To manage the increasing proportion of hard rock, Rosebel plans to increase capacity for processing hard rock through a number of initiatives such as changing the configuration of mill liners, changing grinding media size and continuing the use of engineered stockpiles. In an effort to optimize mining capacity and reduce costs, we plan to reduce cycle times through enhanced dispatching and road optimization, decrease costs by increasing mine bench heights and continue to improve grade controls and reduce dilution through reverse-circulation drilling. In addition, Rosebel plans to reduce costs through optimization of the elution, gravity and acid wash circuits and the carbon-in-leach configuration. In 2016, the site will install a permanent secondary crusher which, when commissioned at the end of 2016, will aid in mitigating the impact of a higher proportion of hard rock being processed in future years.

We continue to focus our drilling program around Rosebel on targeting higher-grade, softer rock in the vicinity of the Rosebel operation and on the Sarafina Option property, and to look at opportunities to acquire additional properties with oxide potential.

ESSAKANE MINE - BURKINA FASO (IAMGOLD interest – 90%)

Attributable gold production of 98,000 ounces in the fourth quarter was up 10% from the same quarter last year due to higher mill throughput, partially offset by lower grades. Full year production was 383,000 ounces, up 15% from 2014. The record production in 2015 reflects the continued optimization of the expanded mill and processing of higher grade ore at improved recoveries.

Total cash costs per ounce produced of $802 for the fourth quarter and $808 for the full year were 3% and 5% lower than the same prior year periods respectively, due to record high production combined with lower fuel prices and a stronger U.S. dollar relative to the Euro, partially offset by the impact of higher realized hedge and non-hedge derivative losses relating to 2015.

All-in sustaining costs per ounce sold of $1,024 in the fourth quarter were 7% higher than the same prior year period, primarily due to higher sustaining capital expenditures and the impact of higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by the increase in gold sales, lower fuel prices and a stronger U.S. dollar relative to the Euro. All-in sustaining costs per ounce sold for the full year of $1,010 were 5% lower than the prior year due to higher gold sales, lower fuel prices and a stronger U.S. dollar relative to the Euro, partially offset by higher realized hedge and non-hedge derivative losses relating to 2015 and higher sustaining capital expenditures. Excluding the impact of the realized hedge and non-hedge derivative losses ($55 and $75 per ounce for the fourth quarter and year ended 2015), Essakane's all-in sustaining costs were $969 per ounce for the fourth quarter and $935 per ounce for the full year.

2016 Outlook
We expect Essakane to produce between 365,000 and 375,000 attributable ounces in 2016. Mining tonnage is expected to be higher with a full year of mining at Falagountou. The expected decrease in production reflects a decrease in grades, partially offset by higher throughput. Building on operational enhancements in 2015, we will continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock. The site will undertake a number of performance improvement initiatives, such as adjustment to drilling techniques to decrease explosives consumption, the installation of an intensive leach reactor for the gravity circuit, investigation of oxygen injection to the carbon-in-leach tanks to improve gold recovery, and automation of cyanide injection to enhance circuit stability. We will also continue to look for opportunities to decrease fuel consumption and increase power plant efficiencies. Also planned is the commissioning of a carbon fines incinerator at the site which coincides with our working capital initiatives.

SADIOLA MINE - MALI (IAMGOLD interest – 41%)

Attributable gold production for the fourth quarter was 16,000 ounces. Full year production of 69,000 ounces was 18% lower than the previous year due to a 17% decline in grade.

Total cash costs per ounce produced of $866 in the fourth quarter and $769 for the full year were down 7% and 22%, respectively, from the same prior year periods mainly due to lower fuel and consumable prices and favourable foreign exchange rates.

All-in sustaining costs per ounce sold of $1,010 in the fourth quarter and $839 for the full year were down 8% and 23%, respectively, from the same prior year periods primarily due to lower cash costs, partially offset by higher sustaining capital.

Following positive results from the reverse circulation drilling program testing, we increased the year-end reserves and resources estimate for Sadiola. The current assessment indicates an extension of the mining and milling of oxides into early 2018. We continue to update the feasibility study on the sulphide expansion project and, with our partner AngloGold Ashanti, to look at options to extend the life of the mine.

EXPLORATION
(Refer to the annual MD&A for further detail.)

In 2015 we spent $48.5 million on exploration, of which $30.7 million was expensed and $17.8 million capitalized. Compared to the previous year, exploration spending was down 30% due to continued initiatives to reduce spending and project prioritization. The following summarizes the status of our most advanced projects.

WHOLLY-OWNED PROJECTS

Boto - Senegal
In 2015, we completed approximately 14,400 metres of diamond drilling as part of a 50 x 50 metre infill program, principally on the Malikoundi deposit.  All drilling results were incorporated into a revised geological model to support an updated resource estimate.  Effective December 31, 2015, the Boto gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces, and the inferred resource is 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (refer to news release dated February 17, 2016). During the fourth quarter, we continued with various technical and environmental studies to advance the economic evaluation of the project.

Pitangui - Brazil
In 2015, just over 12,800 metres of diamond drilling was completed as part of the ongoing resource delineation drilling program initiated in 2014 on the newly discovered São Sebastião deposit. Drilling was also started to begin testing various electromagnetic ("EM") anomalies identified on the property from the airborne EM survey completed in 2014.  These EM anomalies bear similarities to the EM anomaly observed at the São Sebastião deposit and represent priority exploration targets. During the fourth quarter, all drilling results were incorporated into an updated geological model to support an updated resource estimate.  Effective December 31, 2015, reported mineral resources at the São Sebastião deposit comprised an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 contained ounces (see news release dated February 17, 2016).

JOINT VENTURE PROJECTS
Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision to do so a function of the exploration results as time progresses.

Monster Lake – Canada (Option Agreement with TomaGold Corporation)
The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. On October 30, 2015, IAMGOLD and TomaGold amended the option agreement to allow IAMGOLD to earn an immediate undivided 50% interest in the property for a cash payment of C$3.2 million, and to have an additional option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment. During the year, just over 11,700 metres of diamond drilling was completed, including 3,000 metres completed in the fourth quarter, targeting the Megane-325 zone as well as priority target areas identified from the summer field programs.  The drill results will be validated and assessed as they are received to guide future exploration programs.

Eastern Borosi – Nicaragua (Option Agreement with Calibre Mining Corporation)
Located in the Golden Triangle of Northeast Nicaragua, the Eastern Borosi project is held under an earn-in option to joint venture agreement with Calibre Mining Corporation ("Calibre"). Signed on May 26, 2014, IAMGOLD may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years. During 2015, just over 5,900 metres of diamond drilling was completed to drill test selected gold-silver vein systems. Encouraging assay results were reported by Calibre throughout the year from a number of vein systems tested, including:  5.37 metres grading 2.99 g/t Au and 31.60 g/t Ag from drill hole BL15-015, 19.16 metres grading 1.11 g/t Au and 223.40 g/t Ag from drill hole BL15-017, 9.44 metres grading 0.69 g/t Au and 488.60 g/t Ag from drill hole BL15-018 and 4.58 metres grading 7.84 g/t Au and 6.00 g/t Ag from drill hole BL15-023 (refer to Calibre news releases dated July 20, 2015). The results of the 2015 program are being compiled and assessed to aid in the planning of the 2016 exploration program.

Siribaya – Mali – (50:50 Joint Venture with Merrex Gold Inc.)
The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). During the year, we completed just over 18,500 metres of reverse circulation and diamond drilling as part of a delineation drilling program on the newly discovered Diakha prospect.  During the fourth quarter, all results were incorporated into a geological model to support the estimation of an NI 43-101 compliant mineral resource commissioned for the project. Effective December 31, 2015, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 contained ounces; and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.09 million contained ounces.  Of the inferred resources, the newly discovered Diakha deposit hosts 14.8 million tonnes grading 1.81 g/t Au for 863,000 contained ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the total inferred resources at Siribaya (see news release dated February 9, 2016).  Preliminary metallurgical test work has confirmed that favourable recoveries exceeding 90% can be expected with conventional mineral processing. The Diakha deposit remains open in all directions and further exploration is planned in 2016 to continue to expand and upgrade the resource.

End Notes (excluding tables)

[1]	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
[2]	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
IAMGOLD CORPORATION Consolidated Balance Sheets
(In millions of U.S. dollars)	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$481.0	$158.5
Restricted cash	67.0	—
Gold bullion (market value - $143.3; December 31, 2014 - $162.5)	97.4	96.9
Income taxes receivable	3.1	0.2
Receivables and other current assets	79.5	55.5
Inventories	223.9	245.1
Assets held for sale	—	628.5
	951.9	1,184.7
Non-current assets
Investments in associates and joint ventures	56.6	56.4
Property, plant and equipment	1,853.8	2,152.9
Exploration and evaluation assets	155.1	544.8
Income taxes receivable	35.1	67.4
Other assets	198.9	216.6
	2,299.5	3,038.1
	$3,251.4	$4,222.8
Liabilities and Equity
Current liabilities
Bank indebtedness	$70.0	$—
Accounts payable and accrued liabilities	143.2	169.5
Income taxes payable	14.6	8.7
Current portion of provisions	13.4	13.7
Current portion of other liabilities	9.1	36.2
Liabilities held for sale	—	167.0
	250.3	395.1
Non-current liabilities
Deferred income tax liabilities	145.8	165.5
Provisions	289.3	297.7
Long-term debt	628.1	641.7
Other liabilities	—	59.2
	1,063.2	1,164.1
	1,313.5	1,559.2
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	2,366.2	2,322.7
Contributed surplus	38.2	38.2
Retained earnings (deficit)	(461.2)	301.2
Accumulated other comprehensive income (loss)	(47.4)	(43.6)
	1,895.8	2,618.5
Non-controlling interests	42.1	45.1

	1,937.9	2,663.6

	$3,251.4	$4,222.8

IAMGOLD CORPORATION Consolidated Statements of Earnings
	Three months ended December 31, (unaudited)		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	2015	2014	2015	2014
Continuing Operations
Revenues	$238.2	$272.5	$917.0	$1,007.9
Cost of sales	283.5	239.5	971.6	892.9
General and administrative expenses	9.2	10.5	39.1	44.8
Exploration expenses	6.6	11.9	30.7	42.7
Impairment charges	621.3	—	621.3	—
Other expenses	1.5	47.0	16.3	70.1
Operating costs	922.1	308.9	1,679.0	1,050.5
Loss from operations	(683.9)	(36.4)	(762.0)	(42.6)
Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes	4.4	(5.3)	9.7	(26.2)
Finance costs	(9.1)	(10.3)	(38.3)	(26.5)
Foreign exchange gain (loss)	(3.4)	(6.4)	0.5	(8.2)
Interest income and derivatives and other investment gains (losses)	(10.5)	(47.4)	6.3	(40.2)
Loss before income taxes	(702.5)	(105.8)	(783.8)	(143.7)
Income taxes	25.0	(42.0)	(11.5)	(117.9)
Net loss from continuing operations	(677.5)	(147.8)	(795.3)	(261.6)
Net earnings from discontinued operations	—	26.7	41.8	62.7
Net loss	$(677.5)	$(121.1)	$(753.5)	$(198.9)
Net loss from continuing operations attributable to
Equity holders of IAMGOLD Corporation	$(675.9)	$(148.7)	$(797.1)	$(269.5)
Non-controlling interests	(1.6)	0.9	1.8	7.9
Net loss from continuing operations	$(677.5)	$(147.8)	$(795.3)	$(261.6)
Net loss attributable to
Equity holders of IAMGOLD Corporation	$(675.9)	$(122.0)	$(755.3)	$(206.8)
Non-controlling interests	(1.6)	0.9	1.8	7.9
Net loss	$(677.5)	$(121.1)	$(753.5)	$(198.9)
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions) - Basic and diluted	391.4	376.9	389.9	376.8

Basic and diluted loss per share from continuing operations ($ per share)	$(1.73)	$(0.39)	$(2.04)	$(0.72)

Basic and diluted earnings per share from discontinued operations ($ per share)	$—	$0.07	$0.11	$0.17

Basic and diluted loss per share ($ per share)	$(1.73)	$(0.32)	$(1.93)	$(0.55)

IAMGOLD CORPORATION Consolidated Statements of Comprehensive Income
	Three months ended December 31, (unaudited)		Years ended December 31,
(In millions of U.S. dollars)	2015	2014	2015	2014
Net loss	$(677.5)	$(121.1)	$(753.5)	$(198.9)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to profit or loss
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities	6.0	(8.7)	(0.1)	(9.1)
Net realized change in fair value of marketable securities	(6.5)	4.4	(1.2)	5.2
Tax impact	0.3	0.2	0.7	(0.5)
	(0.2)	(4.1)	(0.6)	(4.4)
Items that may be reclassified to profit or loss
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	(7.8)	(4.8)	(36.3)	(2.1)
Time value of options and forward contracts excluded from hedge relationship	0.4	(2.8)	3.8	(5.1)
Net change in fair value of cash flow hedges reclassified to profit and loss	(1.4)	(2.4)	20.6	(2.6)
Time value of options and forward contracts reclassified to profit and loss	—	0.2	(0.6)	2.3
Tax impact	0.5	1.0	0.1	0.4
Movement in cash flow hedge fair value reserve from discontinued operations, net of income taxes	—	(2.2)	1.6	(1.6)
	(8.3)	(11.0)	(10.8)	(8.7)
Currency translation adjustment	0.5	(0.7)	(0.8)	(2.7)
Other	(0.3)	1.8	(0.3)	1.8
Total other comprehensive income (loss)	(8.3)	(14.0)	(12.5)	(14.0)
Comprehensive loss	$(685.8)	$(135.1)	$(766.0)	$(212.9)

Comprehensive loss attributable to:
Equity holders of IAMGOLD Corporation	$(684.2)	$(136.0)	$(767.8)	$(220.8)
Non-controlling interests	(1.6)	0.9	1.8	7.9
Comprehensive loss	$(685.8)	$(135.1)	$(766.0)	$(212.9)

Comprehensive loss arises from:
Continuing operations	$(685.5)	$(161.4)	$(809.1)	$(275.8)
Discontinued operations	(0.3)	26.3	43.1	62.9
Comprehensive loss	$(685.8)	$(135.1)	$(766.0)	$(212.9)

IAMGOLD CORPORATION Consolidated Statements of Cash Flow
	Three months ended December 31, (unaudited)		Years ended December 31,
(In millions of U.S. dollars)	2015	2014	2015	2014
Operating activities
Net loss	$(677.5)	$(121.1)	$(753.5)	$(198.9)
Adjustments for:
Finance costs	9.0	10.5	38.8	28.0
Depreciation expense	64.7	58.0	264.2	231.2
Changes in estimates of asset retirement obligations at closed sites	(0.9)	39.6	3.6	48.7
Income taxes	(25.0)	56.7	11.5	155.1
Derivative loss	16.9	47.5	66.6	54.1
Share of net (earnings) loss from investments in associates and joint ventures, net of income taxes	(4.4)	5.3	(9.7)	26.2
Gain on disposal of discontinued operations	—	—	(39.0)	—
Gain on sale of royalty asset	—	—	(43.5)	—
Impairment charges	621.3	—	621.3	—
Effects of exchange rate fluctuation on cash and cash equivalents	5.8	1.7	19.5	9.2
Other non-cash items	11.4	2.1	23.8	10.8
Adjustments for cash items
Settlement of derivatives	(86.5)	(3.8)	(128.3)	(6.1)
Other adjustments for cash items	(0.6)	(1.1)	(2.6)	(8.4)
Movements in non-cash working capital items and non-current ore stockpiles	22.6	(21.7)	(41.2)	(5.1)
Cash from operating activities, before income taxes paid	(43.2)	73.7	31.5	344.8
Income taxes paid	(2.3)	(1.7)	(5.5)	(32.6)
Net cash from (used in) operating activities	(45.5)	72.0	26.0	312.2
Investing activities
Property, plant and equipment
Capital expenditures	(49.2)	(61.5)	(191.4)	(343.7)
Capitalized borrowing costs	(6.6)	(1.5)	(12.3)	(22.1)
Net proceeds from disposal of discontinued operations	—	—	491.2	—
Proceeds from sale of royalty asset	—	—	52.5	—
Dividends from related parties	8.2	—	12.3	—
Capital expenditures for Exploration and evaluation assets	(4.2)	(3.1)	(9.3)	(10.9)
Increase in restricted cash	(67.0)	—	(67.0)	—
Acquisition of non-controlling interest	(8.4)	—	(8.4)	—
Other investing activities	(0.8)	21.5	10.8	57.0
Net cash from (used in) investing activities	(128.0)	(44.6)	278.4	(319.7)
Financing activities
Interest paid	(15.6)	(20.8)	(33.1)	(22.7)
Proceeds from credit facility	70.0	—	70.0	—
Purchase of senior unsecured notes	—	—	(11.5)	—
Proceeds from issuance of flow-through shares	3.7	—	43.0	—
Purchase of assets held under finance leases	(28.3)	—	(28.3)	—
Other financing activities	(2.3)	(4.9)	(14.5)	(12.4)
Net cash from (used in) financing activities	27.5	(25.7)	25.6	(35.1)
Effects of exchange rate fluctuation on cash and cash equivalents	(5.8)	(1.7)	(19.5)	(9.2)
Increase (decrease) in cash and cash equivalents	(151.8)	—	310.5	(51.8)
Cash and cash equivalents, beginning of the yearperiod	632.8	170.5	158.5	222.3
Cash and cash equivalents held for sale, beginning of the year period	—	(12.0)	12.0	(12.0)
Cash and cash equivalents, end of the year period	$481.0	$158.5	$481.0	$158.5

CONFERENCE CALL

A conference call will be held on Thursday, February 18, 2016 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s 2015 fourth quarter and full-year operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the heading "Full-Year and Fourth Quarter 2015 Highlights" and "2016 Guidance", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:10e 17-FEB-16